Exhibit 99.1

Organigram Assumes Board Positions on International Cannabis Industry Advocacy Organizations

Organigram now represented on American Trade Association for Cannabis and Hemp, Policy Center for Public Health and Safety and European Alliance for Medical Cannabis

MONCTON, New Brunswick--(BUSINESS WIRE)--October 7, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that a representative of the Company has assumed board positions with three international organizations committed to promote and foster global cannabis industry growth: The American Trade Association for Cannabis and Hemp, The Policy Center for Public Health & Safety (both U.S.-based) and the European Alliance for Medical Cannabis.

The Company’s Vice President of Public Affairs and Stakeholder Relations (North America), Cameron Bishop, has assumed board seats on all three associations, including a board chair position on the European Alliance for Medical Cannabis’ Access, Innovation and Research Committee.

In addition, Mr. Bishop was recently appointed vice-chair of the Cannabis Council of Canada (C3), Canada’s national organization of licensed producers.

“I’m proud to represent Organigram and the legal cannabis industry in Canada as a board member for these organizations. Reforming cannabis laws, breaking down barriers of prohibition and building new economic engines takes time, dedication and experience,” Bishop said. “These groups embody those elements; I’m confident the work we do together will lead to lasting benefits for cannabis, industry, consumers and patients here at home and around the world.”

Organigram’s invitation to participate in a directorial capacity for the groups – each regarded as a respected industry advocacy and thought leader in its respective region – is a testament to the Company’s reputation among its peers in foreign markets.

The Policy Center for Public Health & Safety (“PH&S”) was founded to facilitate constructive dialogue on state-legalized cannabis issues among state attorneys general and state, federal, and international regulators. The group is currently expanding its effort given recent dialogue with United States law enforcement, State Attorneys General and Canadian officials regarding American companies trading on public stock exchanges relating to cross-border investment activity and the legal status of hemp-derived CBD.

"Organigram brings an invaluable global perspective to The Policy Center for Public Health & Safety and we are honored to have the Company as part of our team,” said Policy Center for Public Health & Safety Chair Fred Niehaus. “In the rapidly evolving business and regulatory environment surrounding the cannabis industry, it is essential to have representatives who are both knowledgeable and credible. Organigram embodies that. Mr. Bishop’s thoughtful interaction with stakeholders will serve the industry well.”

The European Alliance for Medical Cannabis’ mission is to represent, defend and promote the European medicinal cannabis sector and help members achieve sustainable business growth. In addition to board membership, Mr. Bishop assumes a board chair position on the European Alliance for Medical Cannabis’ Access, Innovation and Research Committee.

The American Trade Association for Cannabis & Hemp’s mandates include promoting the expansion and protection of legal sales of cannabis and hemp for industrial, medical and adult use.

“The American Trade Association for Cannabis & Hemp ("ATACH") is thrilled to welcome Organigram, one of the world's leading cannabis companies, as a member and to appoint Mr. Cameron Bishop to ATACH's board of directors,” said ATACH President Michael Bronstein. “Mr. Bishop is one of the most respected names in Canadian cannabis and the international perspective Organigram provides to our organization as the United States considers a federally legal marketplace will be invaluable.”

About American Trade Association for Cannabis and Hemp:

The American Trade Association for Cannabis and Hemp (ATACH) is the leading 501(c)(6) marijuana industry trade organization promoting the expansion and protection of legal sales of marijuana and hemp for industrial, medical, and adult use. ATACH had been named “Trade Association of the Year” and “Corporate Grassroots Organization of the Year” by Campaigns & Elections magazine. ATACH’s membership is comprised of the largest and most influential businesses in the industry and promotes the protection and expansion of the cannabis industry.

About The Policy Center for Public Health & Safety:

The Policy Center for Public Health & Safety (PH&S) is a public policy organization which collaborates closely with state attorneys general. The organization was developed to formalize work PH&S has conducted on behalf of AG organizations for the past 6 years and was founded with input from and the perspective of the states, policy makers and regulators. The primary focus of PH&S is dealing in the world of cannabis and hemp from four perspectives which are of fundamental importance to law-enforcement and attorneys general. Anti-money laundering, public health and safety, consumer protection and rule of law. These are part of the constitutional charges of state attorneys general. The Policy Center is involved with facilitating dialogue and policy discussion surrounding the conflicting aspects of the legalization efforts in particular, the recent impacts of the 2018 US Farm Bill addressing hemp and CBD production and distribution.

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations, Organigram Inc.
Amy.Schwalm@organigram.ca
(416) 704-9057

For media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications, Organigram Inc.
rgracewood@organigram.ca
(506) 645-1653